UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is being filed by noco-noco Inc. (the “Company”) to announce it will hold an extraordinary general meeting (“EGM”) of the Company on October 7, 2024 at 9:00A.M. (Singapore time) at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190 and virtually via Webcast at https://edge.media-server.com/mmc/p/duy5fxmp.

Holders of record of ordinary shares of the Company (“Ordinary Shares”) on August 16, 2024 (New York time) (the “Record Date”) , or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof. Holders of Ordinary Shares who wish to exercise their voting rights must act through the depositary of the Ordinary Shares program, Vstock Transfer.

The purpose of the EGM is for the Company's shareholders to consider and vote upon, and if thought fit, pass and approve the following resolutions:

(i) “RESOLVED, as an ordinary resolution, that the Company effect a share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of up to fifty-to-one (50:1) (the “RS Ratio”), such that the number of authorised, issued and outstanding ordinary shares will be decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary shares will be increased by the RS Ratio (collectively, the “Share Consolidation”), with such Share Consolidation to be effected at such time and date (the “Effective Time”), if at all, and at a precise RS Ratio of up to fifty-to-one (50:1) , in each case, as determined by the board of directors of the Company (the “Board”) in its discretion within ten (10) days of obtaining the requisite shareholder approval for the Share Consolidation, and with such consolidated shares (the “Consolidated Shares”) having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.0001 par value each of the Company as set out in the Company’s memorandum and articles of association, and all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorised to round up any fractional shares resulting from the Share Consolidation, such that each relevant shareholder will be entitled to receive one Consolidated Share in lieu of any fractional share that would have been resulted from the Share Consolidation.”

(ii) “RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Share Consolidation and adjustment pending the Board’s determination of the precise RS Ratio, be altered from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each to US$50,000 divided into a minimum of 10,000,000 ordinary shares of up to US$0.005 par value each (for a RS Ratio of fifty-to-one (50:1) ) with effect from the Effective Time.”

(iii) “RESOLVED, as a special resolution, that subject to the approval and implementation of the Share Consolidation, the Company adopts, with effect from the Effective Time, the form of the second amended and restated memorandum and articles of association, subject to adjustment solely in respect of the final authorised share capital amount pending the Board’s determination of the precise RS Ratio) (the “Amended M&A”) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation and other administrative updates (including, without limitation, the insertion of provisions allowing the Company to conduct hybrid or virtual general meeting in the future, and the updated requirements on written ordinary resolutions of shareholders and publication of notice of general meeting on website).”

(iv) “RESOLVED, as an ordinary resolution, that the adjournment of the EGM to a later date or dates (a) to the extent necessary or convenient to ensure that any required supplement or amendment to the Form 6-K is provided to shareholders or (b) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the EGM be approved.”;

These changes will not affect any rights of shareholders or the Company's operations and financial position.

The notice of the EGM and voting instruction card for Ordinary Shares holders are available on

1.
https://ts.vstocktransfer.com/irhlogin/I-NOCO

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release
99.2	Notice of Extraordinary General Meeting
99.3	Form of Proxy for the Extraordinary General Meeting
99.4	Form of Second Amended and Restated Memorandum and Articles of Association of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: August 22, 2024